GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue, 15th Floor
New York, New York 10166

Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com

December 3, 2008

VIA FAX AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention:	Paul Fischer, Esq., Staff Attorney
Division of Corporation Finance

Re:	KIT digital, Inc.
Registration Statement on Form S-1 (No. 333-152423)

Ladies and Gentlemen:

On behalf of KIT digital, Inc., we enclose KIT digital’s request for acceleration of the above-referenced Registration Statement to 9:30 a.m., New York City time, on Friday, December 5, 2008, or as soon as possible thereafter, and acknowledgement of the statements required by the Commission.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/Spencer G. Feldman

Spencer G. Feldman

cc:	Mr. Kaleil Isaza Tuzman

KIT DIGITAL, INC.
228 East 45th Street, 8th Floor
New York, New York 10017

December 3, 2008

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention:	Paul Fischer, Esq., Staff Attorney
Division of Corporation Finance

Re:	KIT digital, Inc.
Registration Statement on Form S-1 (No. 333-152423)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, KIT digital, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 9:30 a.m., New York City time, on Friday, December 5, 2008, or as soon as possible thereafter.

In connection with KIT digital’s request for acceleration of the effective date of the Registration Statement, KIT digital acknowledges:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve KIT digital from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	KIT digital may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, KIT DIGITAL, INC.

By:	/s/ Kaleil Isaza Tuzman
Kaleil Isaza Tuzman
Chairman and Chief Executive Officer